SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. _____8____ )(1)

                           Stelmar Shipping Ltd. (SJH)
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                                (Name of Issuer)

                     Common Stock, Par Value $0.02 per share
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                         (Title of Class of Securities)

                                    V8726M103
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                                 (CUSIP Number)

                               George Karageorgiou
                              c/o Stelinvest Corp.
                                  Status Center
                                  2A Areos Str.
                               Vouliagmeni, 16671
                                 Athens, Greece
                              Tel: 011-301-967-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelshi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,288,584

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,288,584

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,288,584

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.45%

14.  TYPE OF REPORTING PERSON*

     HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. V8726M103
          ---------

     This Amendment No. 8 to Schedule 13D is being filed for the purpose of disclosing that Stelshi Holding Ltd ("Stelshi") has terminated its confidentiality agreement with the Issuer and that Stelshi's designated director, George Karageorgiou, has resigned from the Issuer's Board of Directors, so that Mr. Karageorgiou's knowledge as a Board member is no longer imputed to Stelshi.

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Item 1. Security and Issuer.

     The name of the issuer is Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the Issuer's common stock, par value $0.02 per share (the "Shares").

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Item 2. Identity and Background.

     No change from Amendment No. 7 to the Schedule 13D.

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Item 3. Source and Amount of Funds or Other Consideration.

     No change from Amendment No. 7 to the Schedule 13D.

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Item 4. Purpose of Transaction.

     Stelshi has terminated its confidentiality agreement with the Issuer and Stelshi's designated director, George Karageorgiou, has resigned from the Issuer's Board of Directors, so that Mr. Karageorgiou's knowledge as a Board member is no longer imputed to Stelshi.

     Other than as disclosed above, Stelshi has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Stelshi is the beneficial owner of an aggregate of 1,288,584 Shares. Based on reports filed with the Securities and Exchange Commission, the Issuer has 17,305,687 Shares outstanding. Stelshi beneficially owns an aggregate of 7.45% of the outstanding Shares. Stelshi beneficially owns all of the above mentioned Shares. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelshi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.
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Item 7. Material to be Filed as Exhibits.

     None.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 25, 2004
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ George Karageorgiou
                                        ----------------------------------------
                                                       (Signature)

                                                 George Karageorgiou
                                                 President
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

21719.0001 #474130